Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 20, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/02/2023	4,515	245.1818	1,106,995.83	—	—	—	—	4,515	245.1818	1,106,995.83
14/02/2023	4,510	245.5203	1,107,296.55	3,753	265.2719	995,565.44	925,332.69	8,263	245.9917	2,032,629.24
15/02/2023	4,465	247.9186	1,106,956.55	—	—	—	—	4,465	247.9186	1,106,956.55
16/02/2023	4,430	250.0314	1,107,639.10	—	—	—	—	4,430	250.0314	1,107,639.10
17/02/2023	4,455	248.5453	1,107,269.31	—	—	—	—	4,455	248.5453	1,107,269.31
Total	22,375	247.4260	5,536,157.34	3,753	265.2719	995,565.44	925,332.69	26,128	247.3014	6,461,490.03

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till February 17, 2023, the total invested consideration has been:
•Euro 62,559,195.94 for No. 285,073 common shares purchased on the EXM
•USD 9,753,418.52 (Euro 9,196,965.31*) for No. 43,802 common shares purchased on the NYSE.

As of February 17, 2023, the Company held in treasury No. 12,156,504 common shares equal to 4.73% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until February 17, 2023, the Company has purchased a total of 1,102,612 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 222,481,840.96.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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